Crowdfunding Vehicle Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS OFFERING IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE ECONOMIC RISKS FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEBBASED PLATFORM MAINTAINED BY FUNDIFY PORTAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE CROWDFUNDING VEHICLE IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE CROWDFUNDING VEHICLE OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE CROWDFUNDING VEHICLE AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE CROWDFUNDING ISSUER, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING VEHICLE'S MANAGEMENT.

THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CROWDFUNDING VEHICLE'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE CROWDFUNDING VEHICLE DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING VEHICLE SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE CROWDFUNDING VEHICLE.

THE CROWDFUNDING VEHICLE RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CROWDFUNDING VEHICLE SINCE THAT DATE.

TO: Fundify Services LLC
       c/o *Fundify Keepers US Inc I, a series of Fundify Master Series, LLC*
       5900 Balcones Drive, Suite 10888
       Austin, TX 78731

Ladies and Gentlemen:

1.   <u>Subscription</u>.

In accordance with the terms and conditions of this subscription agreement (this "<u>Agreement</u>"), the undersigned subscriber ("<u>Subscriber</u>") hereby subscribes for and agrees to purchase units of membership interest (the "<u>Securities</u>") from *Fundify Keepers US Inc I, a series of Fundify Master Series, LLC* , a Delaware limited liability company (the "<u>Crowdfunding Vehicle</u>") and, upon acceptance by Fundify Services LLC, a Delaware limited liability company, in its capacity as the manager of the Crowdfunding Vehicle (the "<u>Manager</u>"), of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber, the number of units listed on the signature page to this Agreement, at a per unit purchase price of [$1.00], upon the terms and conditions set forth herein. The Crowdfunding Vehicle is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from [Issuer], a [state] corporation (the "Crowdfunding Issuer").

All of the proceeds received by the Crowdfunding Vehicle in the offering will be used to purchase the Company Securities issued by the Crowdfunding Issuer, in parity, on a one-to-one basis, with the total number of Units sold under the offering. The Securities represent an indirect economic interest in the Company Securities held by the Crowdfunding Vehicle. The rights of the Securities are as set forth in the Limited Liability Company Agreement (the "LLC Agreement") of the Crowdfunding Vehicle and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them under the LLC Agreement and/or the Offering Materials.

(a)   By executing this Agreement, Subscriber acknowledges that Subscriber has received this Agreement, a copy of the Offering Materials of the Crowdfunding Vehicle and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Crowdfunding Vehicle's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement.

(b)   Subscriber acknowledges that Subscriber has read the educational materials made available to Subscriber, and has been informed of Subscriber's right to cancel this investment commitment for any reason until 48 hours prior to the Offering Deadline or any intermediate close, as required by Rule 304(c) of Regulation Crowdfunding;

(c)   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Issuer; and

(d)   Subscriber acknowledges that Subscriber has been informed of the compensation that Fundify Portal LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(e)   Subscriber understands that the Manager will make all decisions with respect to the Crowdfunding Vehicle.

(f)   This Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Manager in its sole discretion. In addition, the Crowdfunding Vehicle, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Crowdfunding Vehicle will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g)   The aggregate value of Securities sold shall not exceed the Maximum Offering Amount. The Crowdfunding Vehicle may accept subscriptions until the Offering Deadline. Provided that subscriptions for the Minimum Offering Amount are received, the Crowdfunding Vehicle may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

(h)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Agreement shall have no force or effect.

2.   Joinder to LLC Agreement. Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a Member of the Crowdfunding Vehicle, and by executing this Agreement, Subscriber agrees to adhere to and be bound by the terms and conditions of the LLC Agreement (and grants to the Manager the power of attorney therein to execute the LLC Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Crowdfunding Vehicle of the signature page of this Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Crowdfunding Vehicle prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Crowdfunding Vehicle, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Crowdfunding Vehicle and Crowdfunding Issuer. The Crowdfunding Vehicle and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Crowdfunding Vehicle and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Crowdfunding Vehicle's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of its State of Formation. The Crowdfunding Vehicle is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Crowdfunding Issuer has all requisite power and authority to own and operate its business, to execute and deliver this Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in Texas, and any other jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Crowdfunding Issuer or its business.

(b)   Eligibility of the Crowdfunding Vehicle to Make an Offering under Section 4(a)(6). The Crowdfunding Vehicle and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Agreement and the underlying securities to be issued to the Crowdfunding Vehicle has been duly authorized by all necessary corporate action on the part of the Crowdfunding Vehicle, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Vehicle, enforceable against the Crowdfunding Vehicle in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Crowdfunding Vehicle will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Crowdfunding Vehicle and Crowdfunding Issuer of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Crowdfunding Vehicle's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Crowdfunding Vehicle, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Crowdfunding Vehicle, enforceable against the Crowdfunding Vehicle in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. No order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Crowdfunding Vehicle in connection with the execution, delivery and performance by the Crowdfunding Vehicle and Crowdfunding Issuer of this Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Crowdfunding Vehicle to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements, consisting of the audited balance sheets of the Crowdfunding Issuer for the applicable period (the "Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated.

(g)   Proceeds. The Crowdfunding Vehicle shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Crowdfunding Vehicle's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Crowdfunding Vehicle or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Crowdfunding Vehicle or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Crowdfunding Vehicle or that could otherwise materially impact the Crowdfunding Vehicle or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Crowdfunding Vehicle, which will serve as a "crowdfunding vehicle" for an investment between the Crowdfunding Vehicle and the Crowdfunding Issuer. The Crowdfunding Vehicle will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer. Notwithstanding the foregoing, Subscriber acknowledges and understands that, as a result of its investment in the Crowdfunding Vehicle, Subscriber will be indirectly subject to an irrevocable voting proxy agreement pursuant to which the Crowdfunding Vehicle shall appoint the Manager to exercise any voting rights conferred upon the Crowdfunding Vehicle as a holder of securities of the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Crowdfunding Vehicle has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Crowdfunding Vehicle involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Agreement, it shall not transfer such Securities except:

(i)   To the Crowdfunding Vehicle;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v)   Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Crowdfunding Vehicle in its sole discretion, but for very limited situations.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   <u>Subscriber Information</u>. Within five days after receipt of a request from the Crowdfunding Vehicle, Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Crowdfunding Vehicle or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Crowdfunding Vehicle or the Crowdfunding Issuer as a condition of such transfer**.

(h)   <u>Crowdfunding Issuer Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Vehicle and Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Vehicle and Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Vehicle's and Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Vehicle, Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Vehicle, Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Vehicle and Crowdfunding Issuer or its financial condition.

(i)   Concentration in the Company Securities. Subscriber understands that the Crowdfunding Vehicle's primary asset is expected to consist of the Company Securities, which do not represent direct equity ownership in the Crowdfunding Issuer. Subscriber further acknowledges and understands that the value and timing of a return, if any, will depend entirely upon the terms of the Company Securities and the future performance of the Crowdfunding Issuer. There can be no assurance that the Company Securities will convert into equity securities of the Crowdfunding Issuer.

(j)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(k)   Tax Status of the Crowdfunding Vehicle. Subscriber acknowledges and understands that the Crowdfunding Vehicle is a limited liability company that has elected to be treated as a partnership for U.S. federal income tax purposes and therefore will generally be subject to U.S. federal and applicable state and local income taxes at the entity level. Subscriber further acknowledges that the tax consequences of an investment in the Crowdfunding Vehicle are complex and may vary depending on the Subscriber's particular circumstances, that distributions, if any, will be made in the Manager's sole discretion and there can be no assurance that any distributions will be made, and that distributions may be treated as taxable dividends or other taxable distributions under applicable tax law. Subscriber understands that taxing authorities, including the Internal Revenue Service, may challenge the Crowdfunding Vehicle's tax reporting positions, which could result in additional taxes, interest, or penalties, and that tax laws, regulations, and interpretations may change, possibly with retroactive effect. Subscriber acknowledges that neither the Crowdfunding Vehicle nor its managers, members, officers, employees, agents, or representatives has made any representation regarding the tax consequences of an investment in the Crowdfunding Vehicle, that the Crowdfunding Vehicle does not intend to seek any advance ruling from the Internal Revenue Service or any opinion of counsel regarding the tax aspects of the Crowdfunding Vehicle or an investment in the Crowdfunding Vehicle, and that Subscriber has consulted, or has had the opportunity to consult, Subscriber's own tax advisors regarding the tax consequences of such investment.

(l)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Crowdfunding Vehicle or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition company ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer merges or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE CROWDFUNDING VEHICLE AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE CROWDFUNDING VEHICLE. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING

PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

     (b)   <u>Further Limitations on Disposition</u>. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Company Securities unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Bylaws have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

     (i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

     (ii)   such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

8.   <u>Grant of Irrevocable Proxy</u>.

     (a)   With respect to all such Securities directly, indirectly or beneficially owned by the Subscriber as of the date hereof, or any subsequent date, Subscriber hereby grants to the Manager an irrevocable proxy under Section 18-204(c) of the Delaware Limited Liability Act to vote the Securities with respect to all meetings of the members of the Crowdfunding Vehicle and other actions (including actions by written consent in lieu of a meeting) on which holders of Securities may be entitled to vote under applicable law, notwithstanding the Securities having limited to no voting. The Manager will vote all Securities consistently with the holders of a majority of the Securities. This proxy revokes any other proxy granted by the Subscriber at any time with respect to the Securities.

     (b)   Subscriber acknowledges and agrees that the Manager has no duty, liability or obligation whatsoever to the Subscriber arising out of the Manager's exercise of this irrevocable proxy. The Subscriber expressly acknowledges and agrees that (i) the Subscriber will not impede the exercise of the Manager's rights under this irrevocable proxy and (ii) the Subscriber waives and relinquishes any claim, right or action the Subscriber might have, as a stockholder of the Crowdfunding Vehicle or otherwise, against the Manager, the Crowdfunding Vehicle, and any of the Crowdfunding Vehicle's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

     (c)   This irrevocable proxy shall expire as to those Securities that are no longer outstanding.

     (d)   The Subscriber agrees to permit an appropriate legend on certificates evidencing the Securities or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 8.

9.   <u>Applicable Law; Jurisdiction & Venue</u>. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principles. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of

Delaware for the purpose (i) enforcing any decision rendered pursuant to Section 11; and (ii) any suit, action or other proceeding that is not subject to arbitration under Section 11, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as expressly permitted by this Section 9 or Section 11, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10. <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE CROWDFUNDING VEHICLE'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11. <u>Dispute Resolution; Arbitration</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "<u>AAA</u>") under its Commercial Arbitration Rules and Mediation Procedures ("<u>Commercial Rules</u>"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Travis County in the State of Texas. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

12. <u>Notices</u>. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Crowdfunding Vehicle, to:
Fundify Services, LLC c/o *Fundify Keepers US Inc I, a series of Fundify Master Series, LLC*
5900 Balcones Drive, Suite 10888
Austin, TX 78731

Email: [<mark>support@fundify.com</mark>]
Attention: Josh Chodniewicz

If to the Crowdfunding Issuer, to:
Keepers US Inc. .
208 Flagstone Ct., Lafayette, LA 70503
Lafayette, LA 70503
Email: c.andrepont@usekeepers.com
Attention: Carleena Andrepont

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13.   Miscellaneous.

        (a)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

        (b)   Assignment. This Agreement is not transferable or assignable by Subscriber.

        (c)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Crowdfunding Vehicle and the Crowdfunding Issuer and each of their respective successors and assigns.

        (d)   Waiver, Amendment. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Crowdfunding Vehicle, the Crowdfunding Issuer, and Subscriber.

        (e)   Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

        (f)   Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

        (g)   No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

        (h)   Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i)   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Agreement.

(k)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature page to follow.]

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this signature page, which constitutes the signature page for (i) this Agreement; and (ii) the Limited Liability Company Agreement of the Crowdfunding Vehicle and desires to purchase Securities of the Crowdfunding Vehicle and become a Member of the Crowdfunding Vehicle.

Full Legal Name of Subscriber: _____

Number of Securities: _____

Aggregate Subscription Price: _____

Mailing Address: _____

_____

Email Address: _____

SUBSCRIBER:

By: _____

Name: _____

Date: _____

ACCEPTED BY

CROWDFUNDING VEHICLE

Fundify Keepers US Inc I, a series of Fundify Master Series, LLC

By: Fundify Services, its Manager

By: _____

Name: _____

Title: _____

Date: _____

Signature Page to the Subscription Agreement